FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For December 06, 2018
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group

6 December 2018

The Royal Bank of Scotland Group plc - NatWest Markets transfer scheme

As previously announced, in anticipation of the UK's departure from the European Union on 29 March 2019, The Royal Bank of Scotland Group plc (together with its subsidiaries, "RBS Group") has been making its Dutch subsidiary, NatWest Markets N.V., operationally ready to serve NatWest Markets Plc customers who are incorporated or located in the European Economic Area ("EEA").  NatWest Markets N.V. is currently a subsidiary of The Royal Bank of Scotland Group plc and, subject to approvals, is expected to transfer to become a subsidiary of NatWest Markets Plc in 2019.

The RBS Group today announces that a petition (the "Petition") was presented to the Court of Session in Scotland (the "Court") on 6 December 2018 for an order under Part VII of the Financial Services and Markets Act 2000 ("FSMA") requesting approval of a Transfer Scheme (the "Scheme") for the replication of master trade documentation for non-UK European Economic Area ("EEA") customers and the transfer of certain existing transactions of EEA customers from NatWest Markets Plc to NatWest Markets N.V.

The Scheme is the approach we are taking to ensure optionality for continuity of service for non-UK EEA customers by having contracts (such as master agreements and other overarching terms of business) in place between non-UK EEA customers and NatWest Markets N.V. The Scheme is designed with two phases to provide flexibility so we can be responsive to any political changes in relation to the UK leaving the European Union, such as any agreed transitional period. Customers will be contacted directly with more detail on how they will be impacted.

A first hearing was held at the Court today and a hearing for the approval of the Scheme is expected to be held on 22 February 2019.  If the Scheme is approved at that hearing, the expected effective dates would be as follows:

(i)   28 February 2019 - for Phase 1 of the Scheme, where master documentation with NatWest Markets Plc will be replicated with NatWest Markets N.V.

(ii)   04 March 2019 (or such later date between 4 March and 31 December 2019) - for Phase 2 of the Scheme which will transfer certain existing transactions for some EEA customers (as at the Phase 2 Effective Date) from NatWest Markets Plc to NatWest Markets N.V. NatWest Markets Plc and NatWest Markets N.V. will notify non-UK EEA customers should the date change from 4 March 2019 as a result of political or other developments.

Implementation of the Scheme is subject to approval from the Court and other regulatory approvals.

The Scheme impacts approximately 30% of NatWest Markets Plc's customers, who account for approximately 20% of the NatWest Markets franchise revenues. In a scenario where there is an expectation of an immediate loss of access to the European Single Market up to circa £6bn equivalent of third party assets and up to circa £7bn equivalent of third party liabilities are expected to transfer from NatWest Markets Plc to NatWest Markets N.V. During a transition period, the move of non-UK EEA customers to NatWest Markets N.V. may be more gradual and subject to further political developments.

Other transactions are expected to be transferred outside of the Scheme to NatWest Markets N.V. during 2019 (for example certain transactions with Corporate and Sovereign customers and larger non-UK EEA customers from NatWest Markets Plc, and certain Western European corporate business from National Westminster Bank Plc). No debt securities issued by NatWest Markets Plc are included in the Scheme or expected to transfer.

General information on the Brexit plan for NatWest Markets is available at natwestmarkets.com/brexit.

Further information on the Scheme

Copies of the full terms of the Scheme and a summary of its principal terms are available, free of charge, at natwestmarkets.com/brexit or on request from NatWest Markets at 250 Bishopsgate, London EC2M 4AA. All documents will be available until the date of the Court hearing to approve (or "sanction") the Scheme, expected to be on 22 February 2019.

Making your views known

Any person who considers that they would be adversely affected by the carrying out of the Scheme has two ways of bringing their view to the attention of the Court.

a)   In writing or in person

The Court is likely to consider any objection to the Scheme, which is made in writing, or in person, to the Court at any time prior to or at the Court hearing to sanction the Scheme. Any objections made in writing to the Court should be sent to the Court of Session, Parliament House, Parliament Square, Edinburgh, EH1 1RQ. No fee is payable for making such objections.

b)   Lodging formal objections with the Court

Any person has the right to lodge formal written objections (known as "Answers") with the Court. If any person wishes to lodge Answers, they should seek independent legal advice. Answers are a formal Court document which must comply with the rules of the Court and are normally prepared by Scottish legal counsel. Answers must be lodged with the Court of Session at Parliament House, Parliament Square, Edinburgh, EH1 1RQ by 25 January 2019. In addition, Answers must be accompanied by a fee to the Court.

 For Further Information Contact:
RBS Investor Relations:

Matt Waymark

Head of Investor Relations

+44 (0) 20 7672 1758

Richard Coombs

Head of NatWest Markets Investor Relations

+44 (0) 20 7678 1768

RBS Media Relations:

+44 (0) 13 1523 4205

Forward Looking Statements

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including those related to RBS and its subsidiaries' regulatory capital position, and requirements, financial position, future pension funding requirements, on-going litigation and regulatory investigations, profitability, risk-weighted assets, impairment losses and credit exposures under certain specified scenarios. In addition, forward-looking statements may include, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "believes", "risk", "estimates" and words of similar import. These statements concern or may affect future matters, such as RBS's future economic results, business and capital plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS's actual results are discussed in RBS's UK annual report and accounts and interim reports and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's Reports on Form 6-K and most recent Annual Report on Form 20-F. The forward-looking statements contained in this announcement speak only as of the date of this announcement and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

Legal Entity Identifier
The Royal Bank of Scotland Group plc	2138005O9XJIJN4JPN90
NatWest Markets Plc	RR3QWICWWIPCS8A4S074
NatWest Markets N.V.	X3CZP3CK64YBHON1LE12
National Westminster Bank Plc	213800IBT39XQ9C4CP71

Date: 06 December 2018

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary